SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Community West Bancshares

(Name of Issuer)

common stock, without par value

(Title of Class of Securities)

204157101

(CUSIP Number)

Philip J. Timyan

4324 Central Avenue

Western Springs, Illinois 60558

(708) 308-3983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204157101	Page 2 of 5

1)	Name of Reporting Person Philip J. Timyan
2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 436,780
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 436,780
	(10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 436,780 shares
12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            ☒

Excludes 4,000 shares held by the reporting person’s spouse.

Philip J. Timyan disclaims beneficial ownership of shares held by

Anna S. Belyaev, his spouse

13)	Percent of Class Represented By Amount in Row (11) 5.39%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 204157101	Page 3 of 5

1)	Name of Reporting Person Anna S. Belyaev
2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 4,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,000
	(10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000 shares
12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            ☒

Excludes 436,780 shares held by the reporting person’s spouse.

Anna S. Belyaev disclaims beneficial ownership of shares held by

Philip J. Timyan, her spouse

13)	Percent of Class Represented By Amount in Row (11) 0.05%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 204157101	Page 4 of 5

Item 1.	Security and Issuer

This Schedule 13D is filed by Philip J. Timyan and Anna S. Belyaev, the reporting persons, to report their ownership of common stock, without par value, of Community West Bancshares. The address of Community West Bancshares’ principal executive office is 445 Pine Avenue, Goleta, California 93117.

Anna S. Belyaev is Philip J. Timyan’s spouse. Their joint filing of this Schedule 13D is not an admission of beneficial ownership of shares owned by the other, and each disclaims beneficial ownership of the Community West Bancshares stock owned by the other. The filing persons are not acting in concert and they do not constitute a group.

Item 2.	Identity and Background

(a) the reporting persons are Philip J. Timyan and Anna S. Belyaev, husband and wife

(b) the address of the reporting persons is 4324 Central Avenue, Western Springs, Illinois 60558

(c) the reporting persons are private investors. Philip J. Timyan is a director of Royal Financial, Inc. of Chicago, Illinois. Anna S. Belyaev is a director of First Menasha Bancshares, Inc. of Neenah, Wisconsin.

(d) neither of the reporting persons has in the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) neither of the reporting persons has in the last five years been a party to a civil proceeding (x) as a result of which the reporting person is or was subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or (y) finding any violation of federal or state securities laws

(f) the reporting persons are citizens of the United States of America

Item 3.	Source and Amount of Funds or Other Consideration

The reporting persons acquired their shares of Community West Bancshares common stock using personal funds. Shares of Community West Bancshares are listed on Nasdaq’s Global Market under the symbol CWBC.

Item 4.	Purpose of Transaction

The reporting persons reserve the right to take any of the actions outlined in Item 4 of Schedule 13D, paragraphs (a) through (j). On or about April 18, 2017, Mr. Philip J. Timyan, one of the reporting persons, sent to the Chairman of Community West Bancshares a letter concerning Proposal 2 on the Proxy Statement to amend the articles of incorporation to increase the authorized shares from 20 million shares to 60 million shares and concerning material information not reported in the Proxy Statement in regards to Martin E. Plourd’s, President and CEO of Community West Bancshares, compensation. Mr. Timyan stated in the letter that he intends to vote against Proposal 2, which proposal is outlined in Community West Bancshares’ proxy statement for the May 25, 2017 annual meeting. A copy of the letter is attached as Exhibit 4.1 to this First Amendment.

Item 5.	Interest in Securities of the Issuer

(a) According to Community West Bancshares’ proxy statement for the May 25, 2017 annual meeting, there were 8,103,139 shares of common stock issued and outstanding on March 27, 2017. The 436,780 shares held by Philip J. Timyan are 5.39% of those shares, and the 4,000 shares held by Anna S. Belyaev are 0.05%.

(b) Philip J. Timyan has sole voting and investment power over the 436,780 shares held by him, and Anna S. Belyaev has sole voting and investment power over the 4,000 shares held by her.

(c) There have been no transactions in Community West Bancshares stock by Anna S. Belyaev in the past 60 days. The only transaction in Community West Bancshares stock by Philip J. Timyan in the past 60 days is his March 31, 2017 sale on the open market of 2,000 shares for $10.05 per share.

(d) No one other than the reporting persons has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the shares

CUSIP No. 204157101	Page 5 of 5

(e) not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as stated in items 1 through 5 and except for their joint filing agreement included as an exhibit to this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in item 2 and between the persons named in item 2 and any person that have to do with the issuer or its securities, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 4.1	April 18, 2017 Letter from Philip J. Timyan to the Chairman of Community West Bancshares.

Exhibit 7.1	Joint filing agreement, dated April 4, 2016, filed on March 9, 2016 with the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	April 18, 2017
/s/ Anna S. Belyaev
Anna S. Belyaev
Date:	April 18, 2017
/s/ Philip J. Timyan
Philip J. Timyan